Aurora Gold Corporation

C/- Coresco AG

Level 3 Gotthardstrasse

6304 Zug Switzerland

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

April 23, 2012

Re:	Aurora Gold Corp.

Pre-Effective Amendment No. 2 to Registration Statement

On Form S-1

Filed April 5, 2012

File No. 333-177589

To whom it may concern,

On behalf of Aurora Gold Corp. (the “Registrant”) and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above referenced amended registration statement so that it be declared effective as of 4:00 p.m., Eastern Time, on 25, 2012, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the amended registration statement, Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Lars Pearl
Name:	Lars Pearl
Title:	President and Chief Executive Officer